St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude
RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD., (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

04024892

April 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #150 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

dlw 5/6

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Intersects High Grade at Depth on G Zone Including 7.17 g/t Over 14 meters

Vancouver, April 16, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce drill results from the company's 90% owned Benso gold project in Ghana, West Africa. The ongoing drill program continues to intercept exceptional grades, across excellent widths on anomalies G, I and N. These new discovery zones are all within the Subriso block of the Benso concession, and each will have a positive impact on the initial resource estimate which is to be completed next month. This resource estimate (N.I. 43-101 compliant) will also include zones previously described as Subriso Central (**78.71 g/t over 12 meters**), Subriso West (**7.16 g/t over 36 meters**), and Subriso East (**14.49 g/t over 10 meters**).

The following table lists new core results from the ongoing program at Benso:

Hole #	Dip Degree	Azimuth	Coordinates North (m)	Coordinates East (m)	From - To (m)	Interval Width (m)	Grade g/t Au	Zone
SJB-184	-45	90	-478.72	-1775.49	37-52	15.0	1.23	I
					66-77	**11.0**	**6.11**	
SJB-185	-45	90	-453.72	-1800.49	32-42	10.0	1.01	I
					73-76	3.0	4.60	
SJB-186	-45	90	401.669	-1689.65	7-16	9.0	2.84	G
					22-28	6.0	1.12	
					93-95	2.0	3.14	
					120-131	**11.0**	**6.42**	
SJB-187	-45	90	-503.72	-1800.49	23-24	1.0	1.64	I
					79-80	1.0	1.79	
					92-93	1.0	8.86	
SJB-188	-45	90	718	-1055	44-45	1.0	1.39	P
SJB-189	-45	90	-553.72	-1825.49	55-60	5.0	0.72	I
SJB-190	-45	90	693	-1055	1-2	1.0	1.36	P
					49-50	1.0	1.47	
SJB-191	**-45**	**270**	**500**	**-1385**	**11-18**	**7.0**	**12.84**	**N**
SJB-192	-45	90	500	-1475	5-10	5.0	3.56	N
SJB-193	**-45**	**90**	**-478.72**	**-1755.49**	**28-42**	**14.0**	**3.93**	**I**
					23-42	19.0	3.01	
SJB-195	-45	90	-528.72	-1775.49	6-13	7.0	0.91	I
SJB-196	-45	40	1040	159	41-44	3.0	1.15	Q
SJB-198	-45	90	298.377	-1607.57	79-89.7	10.7	5.70	G
SJB-199	**-45**	**90**	**401.669**	**-1714.65**	**145-163**	**18.0**	**5.76**	**G**
				Incl.	**145-160**	**14.0**	**7.17**	

Hole SJB-199 which is the deepest diamond drill hole to date on the 'G' zone (110 meters vertical from surface) has intersected **7.17 g/t over 14 meters**. This intersection represents an exciting new development at Subriso as it is high grade over a wide intersection, very robust in nature, and the deposit appears to be open at depth. This hole is higher grade than the three holes above it and a general increase in grade with depth is apparent throughout the deposit. With over 500 meters in strike length defined to date and upwards of 100 meters in depth, it is expected that the 'G' zone will be the largest individual gold deposit on the Benso property and the company's adjoining Hwini-Butre concession where 936,000 ounces (indicated 562,000 oz, inferred 374,000 oz) have been independently verified. Although further drilling is required, "I" zone (**3.93 g/t over 14 meters**) is also shaping up to be an interesting zone with significant potential. Similarly, early indications at "N" zone (**12.84 g/t over 7 meters**) suggest that this area hosts excellent grade material as well.

At Benso, St. Jude has concentrated its exploration on the Subriso block in the area of the historic Subriso Gold Mine. Here, detailed geological, geochemical and geophysical studies have been carried out, and 15 separate mineralized zones have been identified within two large north-south parallel areas of surface enrichment (see attached map). These two highly prospective anomalies are each up to 3,000 meters in length, and to date only a small portion, (approximately 30%) has been drill tested. The company is continuing to aggressively explore this area with two core rigs. Further results will be released from the program as they become available.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person, under National Instrument 43-101, responsible for the design and management of the drill program. Assaying is done by standard fire assay techniques with Atomic Absorption ("AA") finish on a one assay ton (30 gram nominal weight) sub-sample from the original 200 gram pulverized sample. A gravimetric finish is used for some of the higher grade assays, normally above 10 g/t Au, or if visible gold is observed in the core. Sample preparation and analysis is conducted by SGS Laboratory Services in Tarkwa.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With a well-stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


St. Jude Resources Ltd.
Benso Concessions
Ghana, West Africa
GOLD IN SOILS
Subriso Deposit
BENSO CONCESSIONS
Borisaso
Esikuma
Chichiwelli
5° 15' N
Mahamo
Subriso
Ningo
Subriso
Benso
Amantin
POWERLINE
RAILROAD
Odumase
Akyaakrom
5° 10' N
1° 55' W
1° 50' W
LEGEND
Exploration zone
Deposit
Prospect
Town
Drainage
Road
Trail
Railway
Power line
Claim outline
0 1 2 3 4
kilometres
CLAIM BOUNDARY
Subriso
Subriso Central
DRILL HIGHLIGHTS
10.02 gpt Au / 15m
78.71 gpt Au / 12m
Subriso East
DRILL HIGHLIGHTS
14.49 gpt Au / 10m
15.96 gpt Au / 9m
Subriso West
DRILL HIGHLIGHTS
10.29 gpt Au / 14m
7.16 gpt Au / 36m
'N' Zone
DRILL HIGHLIGHTS
12.84 gpt Au / 7m
Ningo
'G' Zone
DRILL HIGHLIGHTS
6.9 gpt Au / 42m
27.35 gpt Au / 20m
7.17 gpt Au / 14m
WESTERN ZONE
EASTERN ZONE
'I' Zone
DRILL HIGHLIGHTS
4.85 gpt Au / 16m
5.45 gpt Au / 14m
6.10 gpt Au / 11m
F
E
C
D
H
K
L
J
LEGEND
Extent of current drilling
Area above 200ppb Au in soil geochemistry
500 metres
A.G. Barrett April 2004